Exhibit 1.02

ZUMIEZ INC.

CONFLICT MINERALS REPORT

FOR THE YEAR ENDED DECEMBER 31, 2013

Introduction

Zumiez Inc., including its wholly owned subsidiaries, (“Zumiez,” the “Company,” “we,” “us,” “its” and “our”) is a leading multi-channel specialty retailer of action sports related apparel, footwear, accessories and hardgoods, focusing on skateboarding, snowboarding, surfing, motocross and bicycle motocross for young men and women. This is the Conflict Mineral Report of the Company for the reporting period from January 1, 2013 to December 31, 2013 pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) and associated guidance issued by the Securities and Exchange Commission. Terms or phrases that are italicized the first time they appear in this Conflict Minerals Report but not otherwise defined herein have the meanings given to them in Item 1.01 of Form SD. Third-party products that the Company retails but that it does not manufacture or contract to manufacture are outside of the scope of this Conflict Minerals Report.

Reasonable Country of Origin Inquiry

We have reviewed our products to ascertain whether they contain tin, tantalum, tungsten or gold (“Conflict Minerals”) and have determined that Conflict Minerals are, or may be, contained in, and are necessary to the functionality or production of, certain products that were manufactured by or on our behalf during the calendar year 2013 (the “Covered Products”). In general, Covered Products are certain of our private-label apparel, accessories and hardgoods that may contain metal components. As a retail business, we determined that most of the products we sell are not subject to the Rule because we merely purchase these finished products from our suppliers for re-sale, and do not contract for their manufacture.

As a result of the determination of what constitutes a Covered Product, we conducted a reasonable country of origin inquiry (“RCOI”) to ascertain whether any Conflict Minerals in our Covered Products (i) originated in the Democratic Republic of the Congo or an adjoining country (each, a “Covered Country”) or (ii) were from recycled or scrap sources.

Based on the results of this RCOI (which is described in more detail below), we have determined that with respect to our Covered Products, we either (i) have reason to believe that some of the necessary Conflict Minerals may have originated in the Covered Countries or (ii) have been unable to determine the country of origin of the necessary Conflict Minerals. Further, we have reason to believe, that these necessary Conflict Minerals may not be from recycled or scrap sources. Accordingly, we conducted due diligence on the source and chain of custody of these necessary Conflict Minerals and have prepared this Conflict Minerals Report.

Design of our Due Diligence Measures

We designed our due diligence measures to conform with the nationally or internationally recognized due diligence framework provided by the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals for Conflict-Affected and High-Risk Areas, including Supplements on Tin, Tantalum and Tungsten, and the Gold Supplement (Second Edition 2013) (the “OECD Guidance”) for supply chain diligence relating to Conflict Minerals.

In designing our due diligence measures, we took into account our individual facts and circumstances, particularly our position in the minerals supply chain and the OECD Guidance differentiation between “upstream” and “downstream” actors. Upstream refers to the minerals supply chain from the mine to the smelter or refiner, and upstream companies include miners, local traders or exporters, international concentrate traders, and mineral re-processors. Downstream refers to the minerals supply chain from smelters and refiners to retailers and includes companies like Zumiez. Our design of due diligence measures featured:

1.	Establishment of strong company management systems;

2.	Identification and assessment of risks in the supply chain;

3.	Design and implementation of a strategy to respond to identified risks;

4.	Support of industry organizations to carry out independent third-party audits of smelters’ and refiners’ due diligent practices; and

5.	Preparation of this annual Conflict Minerals Report.

Zumiez organized a cross-departmental team consisting of Product Sourcing and Production, Product Development/Compliance, Legal, and Internal Audit to develop our Conflict Minerals compliance program. This cross-departmental team, which includes one of our executive officers as a member, held periodic meetings and also effectively executed and managed our Conflict Minerals due diligence program.

Description of Due Diligence Measures

As part of our Conflict Minerals due diligence program and the RCOI, we created the Zumiez Conflict Minerals Policy (the “Policy”) and communicated the Policy to our suppliers and posted the Policy on our Zumiez Private Label website. The Policy is to support the goal of Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act to prevent armed groups from benefitting from the sourcing of Conflict Minerals from the Covered Countries. Under the Policy, our vendors and suppliers are expected to seek to utilize Conflict Minerals that are DRC conflict free, and to cooperate with us in our due diligence efforts to ascertain the source and origin of Conflict Minerals used in Covered Products. A copy of the Policy, together with a copy of this Conflict Mineral Report on Form SD, can be found on our corporate website at http://ir.zumiez.com

Our due diligence program included identification of who we believe are in-scope suppliers. In connection therewith, we identified all of our Covered Products that we believed contained (or could possibly contain) Conflict Minerals, and developed a process to determine the presence of Conflict Minerals that are necessary to the functionality or production of each of our Covered Products. We then identified each of our suppliers who supply such Covered Products or components or materials that contain Conflict Minerals and that are used in Covered Products (“Covered Suppliers”).

A standard questionnaire, based upon the reporting template developed by the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative (the “EICC-GeSI”), was distributed to all Covered Suppliers to (i) confirm the presence of any Conflict Minerals in such products, components or parts, (ii) determine the country of origin of the Conflict Minerals used therein, (iii) determine whether such Conflict Minerals were sourced from recycled or scrap materials, and (iv) confirm whether the products, components or parts were otherwise outside of the supply chain as of January 31, 2013. The questionnaire requested information on Conflict Minerals that were supplied to us in calendar year 2013 and contained representations and certifications as to the source and origin of the necessary Conflict Minerals contained in the relevant items.

We reviewed all of the completed questionnaires that we received from the Covered Suppliers, and followed up with each Covered Supplier whose completed questionnaire was either incomplete or contained answers that were not consistent with the product category or were not consistent with other responses in the questionnaire to obtain additional information, further explanation and/or proper documentation. We also followed up with Covered Suppliers who did not respond to our request to complete the questionnaire. In addition, we have an internal process to audit the completed questionnaires that we received and reviewed as described above.

Some of our Covered Suppliers provided a list of smelters who contributed refined Conflict Minerals to them in the goods supplied to their customers. Because we don’t have a direct relationship with any Conflict Mineral smelters and refiners, we do not perform or direct any audits of these entities. Accordingly, our efforts comprise of comparing these identified smelters against the list of smelter facilities which are “active” in the EICC/GeSI Conflict Free Smelter (“CFS”) program.

Results and Steps to Further Mitigate Risk and Improve Due Diligence in 2014

As part of our due diligence efforts, we identified a total of 26 Covered Suppliers. We sent a questionnaire to all of these Covered Suppliers and we received responses from 19, or 73%, of the Covered Suppliers. Also, a total of 3 relevant smelters were identified by our Covered Suppliers in the completed questionnaires, one of which was designated as “conflict-free” on the CFS program’s list. Because we did not receive sufficient information from all of our Covered Suppliers during our due diligence process, we were unable to determine all of the facilities used to process those necessary Conflict Minerals or their country of origin.

In accordance with the Policy, we are continuing to educate our suppliers and audit our supply chain and we continue to seek the cooperation and assistance of our Covered Suppliers in ensuring that any Conflict Minerals used in any of our Covered Products continues to be sourced reliably and responsibly.

Of course our success in making determinations about the potential presence of Conflict Minerals in any of our Covered Products depends upon various factors including, but not limited to, (i) the respective due diligence efforts of our Covered Suppliers and their supply chain, together with their willingness to provide the requested information, representations and certifications to us, and (ii) the ability of the entities involved in our supply chain to make determinations consistent with nationally or internationally recognized standards, including the OECD Guidance. Our inability to obtain reliable information from any level of our supply chain could have a material impact on our future ability to report on the presence of Conflict Minerals with any degree of certainty. There can be no assurance that our Covered Suppliers will continue to cooperate with our information inquiries and requests for certifications or provide reliable and timely documentation or other evidence that we require to enable us to make our own reasonable determination.